Darrel T. Anderson

Senior Vice President – Administrative Services

and Chief Financial Officer

IDACORP, Inc.

P.O. Box 70

Boise, Idaho 83702

June 11, 2008

BY EDGAR AND FEDERAL EXPRESS

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	IDACORP, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Definitive Proxy Statement on Schedule 14A filed April 7, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2008 File No. 1-14465

Dear Mr. Owings:

This letter is in response to your letter dated June 6, 2008 commenting on the above-referenced filings. We have restated your comments in full, with our responses following each of your comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Executive Overview, page 23

1.

We note the disclosure in the company’s earnings release filed as Exhibit 99.1 to a Current Report on Form 8-K on February 14, 2008 that comments on the 2008 outlook for the company. Please add similar disclosure to the Executive Overview section of the MD&A to provide investors with the company’s view on trends or circumstances likely to affect the company’s performance in 2008. See SEC Release No. 33-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm .

We will include disclosure on the outlook for IDACORP, Inc. and Idaho Power Company in the Executive Overview section of the MD&A in our future filings.

H. Christopher Owings

Securities and Exchange Commission

June 11, 2008

If included in the Annual Report on Form 10-K for the year ended December 31, 2007, such disclosure would have read substantially as follows:

“2008 Outlook

The February 13 hydrological survey shows Snake River Basin snow pack levels at 108 percent of average. The stream flow forecast released on February 14, 2008 by the National Weather Service’s Northwest River Forecast Center (RFC) predicts that Brownlee reservoir inflow for April through July 2008 will be 5.7 million acre-feet (maf), or 90 percent of the RFC average. In 2007, April through July inflows were 2.8 maf.

The outlook for key operating and financial metrics for 2008 is:

Key Operating and Financial Metrics	2008 Estimates
Idaho Power Operation and Maintenance Expense (Millions)	$285-$295
Idaho Power Capital Expenditures (Millions)(1)	$280-$300
Idaho Power Hydroelectric Generation (Million MWh)	7.0-9.0
Effective Tax Rates: Idaho Power IDACORP Consolidated	32%-36% 20%-24%

(1) 2008 – 2010 estimated total capital expenditures are approximately $900 million. This excludes any estimated expenditures for (i) a nominal 250-MW natural gas-fired combined cycle combustion turbine expected to be located close to the load center in southern Idaho and operational in mid-2012, (ii) the proposed 500-kV Gateway West transmission project expected to be in service between 2012 and 2014, and (iii) the proposed Hemingway-Boardman Line that could be in service as early as 2012.”

The discussion of “2008 Regulatory Strategy” contained in the earnings release filed as Exhibit 99.1 to our Current Report on Form 8-K on February 14, 2008 was included on page 25 of our Annual Report on Form 10-K for the year ended December 31, 2007 in the Executive Overview section under the heading “Business Strategy.”

H. Christopher Owings

Securities and Exchange Commission

June 11, 2008

Legal and Environmental Issues, page 44

2.	In the description of the Wah Chang litigation on page 44, please explain briefly what you mean by the “western energy situation.”

The term “western energy situation” refers to the California energy crisis that occurred during 2000 and 2001, which resulted in energy shortages and blackouts in the western United States. High prices for electricity in California and in western wholesale electricity markets during 2000 and 2001 caused numerous purchasers of electricity in those markets to initiate proceedings seeking refunds. Some of these proceedings remain pending before the Federal Energy Regulatory Commission or on appeal to the United States Court of Appeals for the Ninth Circuit.

The Wah Chang litigation is now concluded, but we will include this or similar language when referencing the “western energy situation” in future filings.

Consolidated Statements of Cash Flows, page 70

3.	Please tell us your basis in GAAP for classifying “Refundable deposit for tax related liabilities” in investing activities rather than operating activities. Refer to paragraph 23.c of SFAS 95.

Paragraph 23 of SFAS 95 states that: Cash outflows for operating activities are:

... c.	Cash payments to governments for taxes, duties, fines, and other fees or penalties...

We made the determination not to treat our payment as an operating cash flow because:

•

SFAS 95 Paragraph 21 defines cash flows from operating activities as “...generally the cash effects of transactions and other events that enter into the determination of net income.” The deposit does not meet this definition.

•

US GAAP requires certain other cash flows to be reported as investing activities that do not fit well within the SFAS 95 definition of investing activities. One example is restricted cash for collateral or letter of credit agreements. Although IDACORP’s tax deposit is not restricted cash, it is similar as it is a voluntary use of cash for a specific purpose (such as suspending the IRS’ accrual of interest).

•	The deposit earned interest, making it akin to a short-term investment.
•	The deposit is fully refundable at IDACORP’s sole discretion; in fact, the IRS returned $20 million of the deposit, plus interest, at IDACORP’s request in May 2008.
•	The decision to deposit the money with the IRS was made by our treasury function after reviewing the various alternatives. IDACORP could have chosen to

H. Christopher Owings

Securities and Exchange Commission

June 11, 2008

make no deposit at all, make a smaller or larger deposit, or use a different funding vehicle. IDACORP’s choice to make a deposit was an investment decision more than an operating decision.
•	The deposit is related to a tax assessment for a disputed issue from our 2001-2003 tax years, as disclosed in Note 2 to the financial statements. The issue is currently in the IRS appeals process.
•	Classification as an operating cash flow would have increased volatility or masked volatility in operating cash flows, depending on the amounts deposited with and returned by the IRS.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

Our Process for Setting Executive Compensation, page 25

4.	Please expand the discussion of tally sheets on page 29 to include the following:

•	A definition of the term “tally sheet;”
•	A discussion of how and by whom the tally sheets are prepared;
•	A discussion of how the tally sheets are used in making decisions regarding executive compensation; and
•	An analysis of how the results reported on the tally sheets resulted in the compensation decisions made.

We will include additional tally sheet disclosure in the Compensation Discussion and Analysis (“CD&A”) in future filings to provide the requested information, as indicated below. If included in the CD&A of our 2008 Definitive Proxy Statement on Schedule 14A (“2008 Proxy Statement”), the tally sheet disclosure would have read as follows:

“The compensation committee reviewed “tally sheets” prepared by Towers Perrin for each named executive officer. The tally sheets were one-page summaries of each named executive officer’s overall compensation for 2004, 2005 and projected 2006, with a breakdown of each element of compensation as follows:

•	total cash compensation
•	base salary
•	bonus and short-term incentive compensation
•	long-term incentive compensation
•	restricted stock
•	performance shares
•	stock options

H. Christopher Owings

Securities and Exchange Commission

June 11, 2008

•	changes in lump sum present value of retirement income benefits
•	other compensation
•	company match to 401(k) plan
•	dividends paid on restricted and performance shares.

The compensation committee used the tally sheets for a “snapshot” view of each named executive officer’s current 2006 compensation as well as of his compensation for the prior two years. The tally sheets served as one of several information resources provided to the compensation committee for its reference. The compensation committee’s review of the tally sheets was not a material factor in its compensation decisions for 2007.”

In any given year, the compensation committee may or may not use the information contained in the tally sheets as a basis for making compensation decisions. To the extent the compensation committee’s use of tally sheets is material to making compensation decisions, we will discuss this in the CD&A in a manner consistent with the Staff’s comment. If the tally sheets are not material to compensation decisions, we will state that they are provided solely as an information resource, as indicated in our response above.

5.

We note the disclosure on page 29 that the company did not make any adjustments to termination and retirement benefits, levels of past compensation and stock ownership levels based on the committee’s determination that the levels for such compensation are “reasonable.” Please expand this discussion to include the factors that the committee considered in making such a determination.

We will expand our discussion in the CD&A in future filings of the factors that the committee considered in determining that the termination and retirement benefits, levels of past compensation and stock ownership levels are “reasonable,” to the extent applicable.

If included in the CD&A of our 2008 Proxy Statement, the disclosure would have read as follows:

“The compensation committee reviews our executive officers’ termination and retirement benefits, levels of past compensation and IDACORP stock ownership as part of establishing the executive officers’ direct compensation levels – base salary, short-term incentive and long-term incentive. The review helps the compensation committee determine whether the levels of termination and retirement benefits, past compensation and IDACORP stock ownership are so high or low that the compensation committee should adjust an executive officer’s direct compensation.

Based on its review, the compensation committee did not observe any extraordinary or unexpected levels of benefits, past compensation or IDACORP stock ownership that caused it to reevaluate or adjust proposed executive compensation levels

H. Christopher Owings

Securities and Exchange Commission

June 11, 2008

for 2007. In making this determination, the compensation committee exercised its subjective judgment and did not rely on specific information resources.

6.	In the discussion of executive stock ownership on page 29, please disclose why the committee decided to implement an ownership plan and how the levels of ownership were determined.

We will include additional disclosure on executive stock ownership guidelines in the CD&A in our future filings. If included in the CD&A of our 2008 Proxy Statement, the disclosure would have read as follows:

“Executive Stock Ownership Guidelines

Our board, upon recommendation of the corporate governance committee, adopted minimum stock ownership guidelines for our executive officers in November 2007. The board considers stock ownership by executive officers to be important. Company stock ownership enhances executive commitment to our future and further aligns our executives’ interests with those of our shareholders.

The guidelines require ownership of IDACORP common stock valued at a multiple of the executive’s annual base salary, as follows:

•	president and chief executive officer – three times annual base salary
•	senior vice presidents – two times annual base salary and
•	vice presidents – one times annual base salary.

When recommending the minimum stock ownership guidelines for our executive officers, the corporate governance committee reviewed the Stock Ownership Guidelines and Stock Retention Policies: Practices and Trends Among S&P 500 Companies study prepared by Towers Perrin, dated December 14, 2006. According to this study, the majority of companies that structure guidelines as a multiple of salary require chief executive officers to own stock valued at five times their annual base salary, presidents and chief operating officers to own stock valued at three or four times annual base salary, senior vice presidents to own stock valued at two or three times their annual base salary and vice presidents to own stock valued at one times annual base salary. This study also reported that companies typically specify a period of five years for executive officers to satisfy their stock ownership guidelines.

The corporate governance committee recommended to the board and the board approved the same minimum ownership levels for vice presidents and senior vice presidents as the majority of companies in the study and a three times multiple for our president and chief executive officer. Sixteen percent of the companies selected multiples of three times or less for their chief executive officers.

H. Christopher Owings

Securities and Exchange Commission

June 11, 2008

Our graduated stock ownership requirement reflects the fact that our president and chief executive officer’s and senior vice presidents’ compensation is weighted more heavily toward equity compensation than our vice presidents’ compensation. However, our overall executive officer compensation tends to be weighted less heavily toward equity compensation than many other companies, making it more difficult for our executives to accumulate stock equal to a stated multiple of base salary. Based on these considerations, we believe that our stock ownership requirements are appropriate for our executives.

Executives are allowed five years to meet the guidelines, beginning on the later of April 1, 2008 and the effective date of appointment as a vice president, senior vice president or president. In circumstances where the stock ownership guidelines would result in a severe financial hardship, the executive may request an extension of time from the corporate governance committee to meet the guidelines.”

7.

Please also include a discussion of the perquisites offered by the company to the named executive officers, including how the perquisites fit in with the company’s overall compensation philosophy as well as the factors considered when determining the benefits and the amount of the benefits to offer.

We discussed perquisites briefly on page 24 under “Our Compensation Philosophy and Policy – Components of Executive Compensation – Other Benefits” where we stated that “Other benefits include our 401(k) match and perquisites. Perquisites may include club memberships, officer physicals, guaranteed relocation assistance and family travel with an officer who is traveling for business purposes. We believe these other benefits are important in recruiting and retaining executive talent.” We did not provide additional discussion of perquisites in the CD&A because the value of perquisites for our named executive officers for 2007 was below the disclosure threshold for the Summary Compensation Table and we did not believe perquisites were material for 2007. We will include additional perquisite disclosure in our future filings if it is material.

If included in the CD&A of our 2008 Proxy Statement, the perquisite disclosure would have read as follows:

“Perquisites

As we stated in the beginning of the compensation discussion and analysis, the primary objectives of our executive compensation programs include attracting and retaining highly qualified executive officers, motivating our executive officers to achieve performance goals that will benefit our shareholders and customers and managing executive officer compensation as an investment with the expectation that our executive officers will contribute to our overall success. The compensation committee views perquisites as one element of our executive compensation program designed to attract, retain and reward our executive officers.

H. Christopher Owings

Securities and Exchange Commission

June 11, 2008

We describe the perquisites we offer to our executive officers and the reasons for offering them below:

•	Dining club membership

We paid membership dues to a dining club in Boise, Idaho for three of our named executive officers. The aggregate amount of dues for all three named executive officers totaled approximately $6,100 in 2007. The compensation committee believes that the dining club memberships promote positive relations between these executive officers and other business leaders in the community. The compensation committee also believes that membership encourages these executive officers to participate in business and civic activities within our service territory and promotes our business and the goodwill of the company.

•	Annual executive officer physical examination

Each of our named executive officers is entitled to receive an annual comprehensive physical examination and related tests. Our maximum contribution for this benefit is $1,500 per year. We provide this benefit to encourage the proactive management of our executives’ health, to provide an opportunity for early diagnosis and management of health issues and to promote the executive officers’ productivity and continued service to the company.  We expended $215 for this benefit in 2007.

•	Relocation assistance

We offer relocation assistance to supervisors, managers and executives who are required to move for job-related reasons from one location to another. We pay reasonable and customary costs of transporting the employee’s household goods and expenses for packing and unpacking. We also offer assistance in selling or purchasing the employee’s home. A moving allowance may also be available for other expenses related to the move.

Our relocation benefit facilitates the relocation of our executive officers and others from one business location to another to meet our management needs throughout our service territory. There were no payments to our named executive officers for relocation assistance in 2007.

•	Family travel with an executive officer who is traveling for business purposes

Our executive family travel practice allows an executive’s spouse or other family member to accompany the executive for business travel on the

H. Christopher Owings

Securities and Exchange Commission

June 11, 2008

company airplane if space permits. This practice is intended to facilitate executive business travel at minimal additional cost to the company. No family members traveled with a named executive officer in 2007.

The compensation committee believes that providing these perquisites is a relatively inexpensive way to enhance the competitiveness of the executive officers’ compensation packages and that each perquisite represents a cost-effective investment in executive performance. We have historically provided each of these perquisites and have continued to provide them to facilitate and enhance our executive officers’ service to the company. The compensation committee’s decisions regarding perquisites did not affect any other decisions the committee made with respect to other elements of compensation.”

* * *

H. Christopher Owings

Securities and Exchange Commission

June 11, 2008

In providing the foregoing responses to your comments, IDACORP, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please feel free to contact me at (208) 388-2650.

Very truly yours,

/s/ Darrel T. Anderson

Darrel T. Anderson

Senior Vice President –

Administrative Services and

Chief Financial Officer

Sarah Goldberg, Assistant Chief Accountant

William Thompson, Accounting Branch Chief

Blair Petrillo, Staff Attorney

Mara Ransom, Legal Branch Chief

Securities and Exchange Commission

J. LaMont Keen

IDACORP, Inc.

Thomas R. Saldin

IDACORP, Inc.

Elizabeth W. Powers

Dewey & LeBoeuf LLP